IVP CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1-   **Nature of Business**

IVP Capital, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is a third party marketing firm, providing investment banking and advisory services to alternative investment management firms, including hedge funds, private equity funds, and, real estate related funds. The Company earns fees, as defined, in finder fee and advisory agreements.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2-   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time the work is performed and services are rendered.

b)   *Cash and Cash Equivalents*
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c)   *Income Taxes*
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company.

d)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e)   *Subsequent Events*
The Company has evaluated events and transactions that occurred between December 31, 2015 and February 15, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company's net capital of $14,429 was $9,429 in excess of its required net capital of $5,000. The Company's net capital ratio was 157.41%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2015, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.